Filed by Hut 8 Corp.
Pursuant to Rule 425 Under the Securities Act of 1933, as amended
Subject Companies: U.S. Data Mining Group, Inc. and Hut 8 Mining Corp.
S-4 Commission File No.: 333-269738

Subject: Important Update on USBTC and Hut 8 Merger

Dear Valued Investor,

I hope this message finds you well. I'm writing to provide an important update regarding the ongoing merger process between U.S. Data Mining Group, Inc., doing business as US Bitcoin Corp (USBTC), and Hut 8 Mining Corp. (Hut 8).

I am thrilled to announce that the registration statement on Form S-4, which was initially filed with the U.S. Securities and Exchange Commission (SEC) by Hut 8 Corp. (New Hut), was declared effective by the SEC today. This registration statement is a crucial step towards the completion of our proposed business combination, which we expect to finalize in the fourth quarter of 2023.

This development represents a significant stride towards the completion of the merger, and we are now diligently working towards obtaining the final approvals, which include obtaining approval from you, our valued USBTC stockholders. The combined entity resulting from this merger will be named "Hut 8 Corp." and will be a U.S.-domiciled entity. Expected to be listed on the Nasdaq and the Toronto Stock Exchange under the proposed ticker symbol HUT, the new entity will focus on economical mining and highly diversified fiat revenue streams from high performance computing, hosting, and managed services.

In the next few days, for those of you who are direct shareholders on the cap table, we will be following up with an email containing various shareholder proposals and related documents for your review and signature via DocuSign. Your participation and input are crucial to the successful progression of this merger.

We understand that this is a significant transition and that you may have questions. To address any queries and provide more detailed information about the merger, we will be holding three town hall meetings. These will take place over Zoom on the following dates:

●	Sunday at 3pm ET | USBTC Leadership Team

●	Monday at 4pm ET | USBTC Leadership Team

●	Thursday at 7pm ET | USBTC & Hut8 Leadership Team

We highly encourage you to attend these sessions to gain a clearer understanding of the upcoming changes and the exciting opportunities they present.

I want to take this opportunity to thank you for your continued support and trust in USBTC. This merger marks a new phase of growth for our company, and your ongoing dedication is incredibly appreciated.

We look forward to a strengthened and vibrant future as we join forces with Hut 8.

Should you have any immediate questions or concerns, please feel free to reach out to me directly.

Thank you,

Asher Genoot

President and Co-founder

US Bitcoin Corp.

Cautionary note regarding Forward–Looking Information

This communication includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward looking information”). All information, other USBTC or Hut 8 expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of each company’s businesses, operations, plans and other such matters is forward-looking information. Forward looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this communication that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to: (i) the expected outcomes of the transaction, including New Hut’s assets and financial position; (ii) the ability of Hut 8 and USBTC to complete the transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; (iii) expectations related to the Celsius transaction, including the closing thereof and any required legal approvals and the expected impact on our business and miners and hashrate under management (iv) the expected synergies related to the transaction in respect of strategy, operations and other matters; (v) projections related to expansion; (vi) expectations related to New Hut’s hashrate and self-mining capacity; (vii) acceleration of ESG efforts and commitments; and (viii) the ability of New Hut to execute on future opportunities, among others.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by USBTC and Hut 8 as of the date of this communication, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the ability to obtain requisite shareholder approvals and the satisfaction of other conditions to the consummation of the transaction on the proposed terms or at all; the ability to obtain necessary stock exchange, regulatory, governmental or other approvals in the time assumed or at all; the anticipated timeline for the completion of the transaction; the ability to realize the anticipated benefits of the transaction or implementing the business plan for New Hut, including as a result of a delay in completing the transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on mining activities; the potential impact of the announcement or consummation of the transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; climate change; currency risk; lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to New Hut’s mining sites; failure of the Celsius transaction to receive the necessary legal approvals or failure of the Celsius transaction to otherwise close; and failure to achieve the intended benefits of the Celsius transaction and expected impact on USBTC’s business and miners and hashrate under management.

Additional Information About the Transaction and Where to Find It

In connection with the transaction, that, if completed, would result in New Hut becoming a new public company, New Hut has filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (“SEC”). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut 8 meeting circular, as well as other documents filed or to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the transaction, as these materials do and will contain important information about USBTC, Hut 8, New Hut and the transaction. New Hut also has, and will, file other documents regarding the transaction with the SEC. This communication is not a substitute for the Form S-4 or any other documents that may be sent to Hut 8’s shareholders or USBTC's stockholders in connection with the transaction. Investors and security holders are or will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.